VF 3-8-05

SE 05036459 MISSION

SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 3 1 2005 DIVISION OF MARKET REGULATION

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SEC FILE NUMBER
8-18102

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SIDAC AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8110 East Union Avenue, Suite 200
(No. and Street)

Denver (City) Colorado (State) 80237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Buehrle (303) 283-4111
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 East Tufts Ave., Suite 400 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Helen Buehrle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SIDAC AND COMPANY, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature: Helen Buehrle

Title: Corp. Secretary

Date: Jan. 11, 2005

NOTARY PUBLIC
CANDIS A. BIRCH
STATE OF COLORADO

State of Colorado

County of Denver

The foregoing instrument was subscribed and sworn to before me this 11th day of January, 2005 by Helen Buehrle as Corporate Secretary of Sidac & Company, Inc.

Witness my hand and official seal.

My commission expires: November 26, 2005

Candis A. Birch
Notary Public

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [X] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDAC AND COMPANY, INC.

Table of Contents

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Sidac and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Sidac and Company, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sidac and Company, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 11, 2005
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

SIDAC AND COMPANY, INC.

Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 28,811
Total assets	$ 28,811

Liabilities and Stockholder's Equity

Liabilities	$ -
Stockholder's equity	
Common stock, $1 par value; 40,000 shares authorized; 3,750 shares issued and outstanding	3,750
Additional paid-in capital	138,500
Accumulated deficit	(113,439)
Total stockholder's equity	28,811
Total liabilities and stockholder's equity	$ 28,811

See notes to financial statements.

SIDAC AND COMPANY, INC.

Statement of Operations
For the Year Ended December 31, 2004

Interest income	$ 234
General and administrative	
Accounting	3,500
Filing fees and licenses	2,201
Other	1,906
Total general and administrative	7,607
Net loss	$ (7,373)

See notes to financial statements.

SIDAC AND COMPANY, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance - December 31, 2003	3,750	$ 3,750	$ 128,500	$ (106,066)	$ 26,184
Contribution by stockholder	-	-	10,000	-	10,000
Net loss	-	-	-	(7,373)	(7,373)
Balance - December 31, 2004	3,750	$ 3,750	$ 138,500	$ (113,439)	$ 28,811

See notes to financial statements.

SIDAC AND COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (7,373)
Net cash used in operating activities	(7,373)
Cash flows from financing activities	
Contribution by stockholder	10,000
Net cash provided by financing activities	10,000
Net increase in cash	2,627
Cash - beginning of year	26,184
Cash - end of year	$ 28,811

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Sidac and Company, Inc. (the Company) was organized on May 31, 1974 to assist in the sale of interests in various real estate limited partnerships with which the existing sole stockholder and former stockholders of the Company were affiliated. The Company's operations have been dormant for several years.

The Company does not directly receive funds from or issue subscription agreements related to the sale of the real estate limited partnership interests noted above. The Company acts only as a selling agent; it does not directly receive, hold or transfer securities, nor does it have any customer accounts. Further, the Company is exempt from the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission (the "Commission"). As of December 31, 2004, the Company had no liabilities subordinated to the claims of general creditors.

Due to the Tax Reform Act of 1986 and its effects on the sale of limited partnerships, the Company generated no commissions during the year ended December 31, 2004 nor for several years prior, and anticipates the same in the near future.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2004. The Company continually monitors its positions with, and the credit quality of, the financial institutions it invests with.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash approximated fair value as of December 31, 2004 because of the relatively short maturity of these instruments.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholder and no provision for federal income taxes has been recorded on the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company is allocated certain costs based on estimated use by the Company from affiliated companies with partial common ownership.

The stockholder rendered management services to the Company, and no direct compensation was paid for such services.

Note 3 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of the Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $23,811 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

ACCOMPANYING INFORMATION

SIDAC AND COMPANY, INC.

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2004

Net Capital

Total stockholder's equity	$	28,811
Additions/deductions		
None		-
Net capital	$	28,811

Aggregate Indebtedness

None	$	-
Total aggregate indebtedness	$	-

Computation of Basic Net Capital Requirements

Required minimum net capital	$	5,000
Capital in excess of minimum requirement	$	23,811
Ratio of aggregate indebtedness to net capital		0.00

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2004 and the audited computation above.

EKS&H

Ehrhardt
Keefe
Steiner &
Hottman PC

Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Sidac and Company, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Sidac and Company, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

January 11, 2005
Denver, Colorado